SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N–8A/A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of American Funds Target Date Retirement Series, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name:American Funds Target Date Retirement Series

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 South Hope Street
Los Angeles, CA  90071

Telephone Number (including area code):        213/486-9200

Name and Address of Agent for Service of Process:

Steven I. Koszalka
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

YES: X *        NO:

*In connection with a reorganization changing organization from a Maryland corporation to a Delaware statutory trust, the Registrant, American Funds Target Date Retirement Series, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the Registration Statement of American Funds Target Date Retirement Series, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on December 30, 2010, amending and adopting such Registration Statement as the Registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended.  The amendment is effective January 1, 2011.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 30th day of December, 2010.

Signature:

 American Funds Target Date Retirement Series
(Name of Registrant)

By: /s/ Michael J. Downer
Michael J. Downer
President and
Principal Executive Officer

Attest:/s/ Steven I. Koszalka
Steven I. Koszalka
Secretary